Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Dollars in thousands)

	Year	Year	Year
	Ended	Ended	Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Income before provision for income taxes and cumulative effect of a change in an accounting principle	$19,805	$16,540	$7,680

Fixed charges:
Interest expense *	6,153	7,443	7,830

Capitalized interest	668	170	361

Estimate of interest included in rental expense **	8,016	7,108	6,980

Total fixed charges	$14,837	$14,721	$15,171

Income before provision for income taxes and cumulative effect of a change in an accounting principle and fixed charges, less capitalized interest	$33,974	$31,091	$22,490

Ratio of earnings to fixed charges:	2.29	2.11	1.48

*	Interest expense includes interest in association with debt and amortization of debt issuance costs.

**	Fixed charges include our estimate of interest included in rental payments made under operating leases.